November 21, 2014

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

VIA EDGAR

Attention:	Office of Filings, Information & Consumer Services

RE:	Pre-Effective Amendment No. 2 to the Registration Statement for
Smead Funds Trust (the “Registrant”)
File Nos. 333-197810 and 811-22985

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Registrant and the Registrant’s principal underwriter, ALPS Distributors, Inc., hereby respectfully request that the effective date of Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on behalf of the Registrant, filed on November 21, 2014, be accelerated so that it will become effective on November 21, 2014, or as soon thereafter as practicable.

The Registrant and ALPS Distributors, Inc. are aware of their statutory obligations under the federal securities laws to provide appropriate disclosure of material information.

If you should have any questions relating to the filing, please do not hesitate to contact me at (617) 662-7193.

Very truly yours,

/s/ Karen Jacoppo-Wood
Karen Jacoppo-Wood Vice President and Senior Counsel

On behalf of Smead Funds Trust:

/s/ Cole W. Smead
Cole W. Smead Treasurer

Smead Funds Trust’s Principal Underwriter hereby joins in the above request.

/s/ Jeremy O. May
Jeremy O. May President ALPS Distributors, Inc.

cc:	Mr. Keith A. Gregory
Securities and Exchange Commission